

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2019

Steve Helm
Chief Executive Officer
BRIGHTLANE CORP.
1600 West Loop South
Suite 600
Houston, TX 77056

      Re: BRIGHTLANE CORP.
          Form PRER 14C
          Filed June 17, 2019
          File No. 000-54027

Dear Mr. Helm:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate and
            Commodities